No Act

P.E. 1/17/14



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549



DIVISION OF
CORPORATION FINANCE



14005563

March 6, 2014

Act: 1934
Section:
Rule: 14a-8 (ODS)
Public
Availability: 3-6-14

Ronald O. Mueller
Gibson, Dunn & Crutcher LLP
shareholderproposals@gibsondunn.com

Re: Amazon.com, Inc.
Incoming letter dated January 17, 2014

Dear Mr. Mueller:

This is in response to your letter dated January 17, 2014 concerning the shareholder proposal submitted to Amazon.com by James McRitchie. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: John Chevedden
*** FISMA & OMB Memorandum M-07-16 ***

March 6, 2014

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Amazon.com, Inc.
Incoming letter dated January 17, 2014

The proposal requests that the board take the steps necessary to adopt a bylaw that prior to the annual meeting, the outcome of votes cast by proxy on uncontested matters, including a running tally of votes for and against, shall not be available to management or the board and shall not be used to solicit votes. The proposal also describes when the bylaw would, and would not, apply.

There appears to be some basis for your view that Amazon.com may exclude the proposal under rule 14a-8(i)(3), as vague and indefinite. We note in particular your view that the proposal does not sufficiently explain when the requested bylaw would apply. In this regard, we note that the proposal provides that preliminary voting results would not be available for solicitations made for "other purposes," but that they would be available for solicitations made for "other proper purposes." Accordingly, we will not recommend enforcement action to the Commission if Amazon.com omits the proposal from its proxy materials in reliance on rule 14a-8(i)(3). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Amazon.com relies.

Sincerely,

Adam F. Turk
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

GIBSON DUNN

Gibson, Dunn & Crutcher LLP

1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Ronald O. Mueller
Direct: +1 202.955.8671
Fax: +1 202.530.9569
RMueller@gibsondunn.com

January 17, 2014

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Amazon.com, Inc.*
Shareholder Proposal of James McRitchie
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that our client, Amazon.com, Inc. (the "Company"), intends to omit from its proxy statement and form of proxy for its 2014 Annual Meeting of Shareholders (collectively, the "2014 Proxy Materials") a shareholder proposal (the "Proposal") and statements in support thereof (the "Supporting Statement") received from James McRitchie (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2014 Proxy Materials with the Commission; and
- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal states, in relevant part, that:

> Shareholders request our Board of Directors to take the steps necessary to adopt a bylaw that prior to the Annual Meeting, the outcome of votes cast by proxy on uncontested matters, including a running tally of votes for and against, shall not be available to management or the Board and shall not be used to solicit votes. This enhanced confidential voting requirement should apply to:
>
> - Management-sponsored or Board-sponsored resolutions seeking approval of executive pay or for other purposes, including votes mandated under applicable stock exchange rules
> - Proposals required by law, or the Company's Bylaws, to be put before shareholders for a vote (such as say-on-pay votes)
> - Rule 14a-8 shareholder proposals included in the proxy
>
> This enhanced confidential voting requirement shall not apply to elections of directors, or to contested proxy solicitations, except at the Board's discretion. Nor shall this proposal impede our Company's ability to monitor the number of votes cast to achieve a quorum, or to conduct solicitations for other proper purposes.

A copy of the Proposal, as well as related correspondence with the Proponent, is attached to this letter as Exhibit A.

BASES FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2014 Proxy Materials pursuant to:

- Rule 14a-8(i)(3) because the Proposal is impermissibly vague and indefinite so as to be inherently misleading and is inherently misleading; and

- Rule 14a-8(i)(7) because the Proposal relates to the Company's ordinary business operations.

ANALYSIS

I. The Proposal May Be Excluded Under Rule 14a-8(i)(3) Because It Is Impermissibly Vague And Indefinite So As To Be Inherently Misleading And Is False And Misleading.

A. The Proposal Is Impermissibly Vague And Indefinite So As To Be Inherently Misleading.

Rule 14a-8(i)(3) permits the exclusion of a shareholder proposal "[i]f the proposal or supporting statement is contrary to any of the Commission's proxy rules, including [Rule] 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." The Staff consistently has taken the position that a shareholder proposal is excludable under Rule 14a-8(i)(3) as vague and indefinite if "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (Sept. 15, 2004) ("SLB 14B"); *see also Dyer v. SEC*, 287 F.2d 773, 781 (8th Cir. 1961) ("[I]t appears to us that the proposal, as drafted and submitted to the company, is so vague and indefinite as to make it impossible for either the board of directors or the stockholders at large to comprehend precisely what the proposal would entail."); *Capital One Financial Corp.* (avail. Feb. 7, 2003) (concurring with the exclusion of a proposal under Rule 14a-8(i)(3) where the company argued that its shareholders "would not know with any certainty what they are voting either for or against"); *Fuqua Industries, Inc.* (avail. Mar. 12, 1991) (Staff concurred with exclusion under Rule 14a-8(i)(3) where a company and its shareholders might interpret the proposal differently, such that "any action ultimately taken by the [c]ompany upon implementation [of the proposal] could be significantly different from the actions envisioned by shareholders voting on the proposal").

The Staff consistently has permitted the exclusion of shareholder proposals under Rule 14a-8(i)(3) where the proposals are internally inconsistent so that neither shareholders nor the company would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. For example, in *Bank of America Corp.* (avail. Mar. 12, 2013), the Staff concurred in the exclusion of a proposal that requested the formation of a committee to explore "extraordinary transactions that could enhance shareholder value, including but not limited to an extraordinary transaction resulting in the separation of one or more of [the company's] businesses." The company successfully argued that the proposal used "ambiguous and inconsistent language" providing for "alternative interpretations" but that it failed "to provide any guidance as to how the ambiguities should be resolved." In particular, the company noted that the proponent's definition of an extraordinary transaction as one "for which stockholder approval is required under applicable law or stock exchange listing standard" was inconsistent with examples of so-called extraordinary transactions throughout the proposal and the supporting statement. In light of this ambiguous and inconsistent language, the Staff agreed that Bank of America could exclude the proposal under Rule 14a-8(i)(3) as vague and indefinite. *See also Newell Rubbermaid Inc.* (avail. Feb. 21, 2012) (concurring with the exclusion of a proposal under Rule 14a-8(i)(3) where the company argued that the fact that the proposal, which sought to permit shareholders to call special meetings, presented two different standards for determining the number of shareholders entitled to call special meetings, and failed to provide any guidance on how the ambiguity should be resolved, made it impossible to fully understand the effect of implementation); *SunTrust Banks, Inc.* (avail. Dec. 31, 2008) (concurring in the exclusion of a proposal under Rule 14a-8(i)(3) where the proposal sought to impose executive compensation limitations with no duration stated for the limitations, but where correspondence from the proponent indicated an intended duration); *Verizon Communications Inc.* (avail. Feb. 21, 2008) (concurring with the exclusion of a proposal attempting to set formulas for short- and long-term incentive-based executive compensation where the company argued that because the methods of calculation were inconsistent with each other, it could not determine with any certainty how to implement the proposal); *Safescript Pharmacies, Inc.* (avail. Feb. 27, 2004) (concurring with the exclusion of a proposal under Rule 14a-8(i)(3) that requested that all stock options granted by the company be expensed in accordance with Financial Accounting Standards Board ("FASB") guidelines, where the company argued that the applicable FASB standard "expressly allows the [c]ompany to adopt either of two different methods of expensing stock-based compensation" but that because the proposal failed to provide any guidance, it would be impossible to determine which of the two alternative methods the company would need to adopt in order to implement the proposal).

As with the proposal in *Bank of America* and the other precedents above, in the current instance, the Proposal is vague and indefinite so as to be inherently misleading because it is internally inconsistent. First, the first paragraph of the Proposal indicates that the "enhanced confidential voting requirement should apply to . . . [m]anagement-sponsored or Board-sponsored resolutions seeking approval of executive pay *or for other purposes*" (emphasis added), whereas the second paragraph of the Proposal states, "[n]or shall this proposal impede our Company's ability to monitor the number of votes cast to achieve a quorum, or to conduct solicitations *for other proper purposes*" (emphasis added). The language in the second paragraph is not phrased as an exception to the first paragraph, and there is no explanation or elaboration on what may make a solicitation "proper" for purposes of the second paragraph as opposed to a solicitation for any "other purpose" that is subject to the restrictions under the first paragraph. Thus, the Proposal expressly states both that the requested bylaw applies, and does not apply, to solicitations other than those specifically mentioned by the Proposal. This creates an internal inconsistency that is not resolved elsewhere in the Proposal.

Another internal inconsistency is that the Proposal states on the one hand that "this enhanced confidential voting requirement should apply to . . . votes mandated under applicable stock exchange rules [and]. . . [p]roposals required by law, or the Company's Bylaws, to be put before shareholders for a vote," and on the other hand that the "enhanced confidential voting requirement shall not apply to elections of directors." This second statement is not phrased as an exception to the first statement. However, the provisions conflict because the election of directors is required by law, the Company's Bylaws and stock exchange rules to be put before shareholders for a vote. Specifically, Delaware General Corporation Law ("DGCL") § 211(b) requires a corporation to hold an annual meeting of shareholders for the election of directors (unless the directors are elected by the written consent of shareholders in lieu of a shareholders' meeting). In addition, the Company's Bylaws provide that an annual meeting of shareholders of the Company shall be held "for the purpose of electing Directors" and further provide that "[a] nominee for Director shall be elected to the Board if the votes cast for such nominee's election exceed the votes cast against such nominee's election." Furthermore, NASDAQ rules require the Company to hold an annual meeting of shareholders and to solicit proxies for that meeting, and commentary to the rules states that, "[a]t each such meeting shareholders must be afforded the opportunity . . . , if required by the Company's governing documents, to elect directors."[1] Thus, because the Company's Bylaws require the election of directors to be put to a shareholder vote, NASDAQ rules also would require it. The election of directors is required to be submitted to shareholders by the DGCL, the Company's Bylaws and NASDAQ rules; therefore, because the Proposal provides initially that the requested bylaw applies to "votes mandated under applicable stock exchange rules [and] proposals required by law, or the Company's Bylaws," but then provides that the requested bylaw "shall not apply to elections of directors,"[2] the Proposal is internally inconsistent.

In addition, the Proposal is excludable under Rule 14a-8(i)(3) because the Proposal's requirement that specified information "shall not be available to management" is, in the context of the proxy solicitation and voting procedures applicable to the Company, so vague and misleading that neither shareholders nor the Board would be able to determine with any

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1 NASDAQ Listed Company Rules 5620(a) and (b).

2 While the Proposal provides that the confidential voting requirement "shall not apply to elections of directors . . . except at the Board's discretion," this language does not resolve the internal inconsistency with the Proposal. Specifically, the Proposal provides initially that the confidential voting requirement is mandatory for the election of directors, then later provides that it is optional as it is subject to the Board's discretion. These two standards are clearly in conflict, and the Proposal provides no guidance that would inform shareholders or the Company as to whether the confidential voting requirement is required to apply to the election of directors or whether the Board has discretion as to whether it applies.

reasonable certainty exactly what actions or measures the Proposal requires. In uncontested proxy solicitations, which are the subject of the Proposal, the Company is provided an omnibus proxy by Broadridge Financial Solutions, Inc., as agent for its bank and broker-dealer clients, that reflects the aggregated voting instructions that it has solicited from the Company's beneficial owners. This information does not identify a particular beneficial owner by name or by any other identifiers, such as account number or address.[3] These proxy votes are provided by banks and brokerage firms as part of a complex system of Commission and stock exchange rules that require banks and brokerage firms to distribute proxy materials to their customers, collect voting instructions and forward the votes to companies. Similarly, shareholders of record, who directly own the Company's shares in their own name, return their proxies by mail or other means throughout the period from the date the proxy is mailed until the date of the annual meeting. The Proposal suggests that there is some process that can be effected through a Company policy that would control when third parties make their proxy votes available to the Company, and even suggests that, in the context of a single annual meeting, votes on certain proposals must not be available to management and the Board while those on other proposals would be available. However, because these votes are provided by third parties (Broadridge as agent for its bank and brokerage firm clients and stockholders returning their individual proxies), the Company is unable to control when the votes are "available." Even if the Company were to designate a third party agent of the Company – such as its proxy solicitor or inspector of elections – to receive the voting information, it is unclear whether that would be deemed to satisfy the Proposal's requirement that voting information "not be available to management." Because the Proposal does not elaborate on basic aspects of its implementation such as what it means for information to be "available," and because the Proposal does not address or clarify what it is seeking to change in the complex voting process that occurs in the course of the Company's solicitation of proxies, shareholders and the Company are unable to determine with any reasonable certainty what the Proposal requires and likely would have widely differing views on what actions would be sufficient to implement the Proposal. *See, supra, Capital One Financial Corp.* (avail. Feb. 7, 2003); *Fuqua Industries, Inc.* (avail. Mar. 12, 1991). The failure to clearly state what aspects of the Company's proxy voting process the Proposal seeks to change renders the Proposal impermissibly vague and indefinite so as to be inherently misleading.

Similar to the proposals in the precedent cited above, in the current instance the Proposal uses inconsistent and ambiguous language that provides for alternative interpretations, but fails to provide any guidance as to how the inconsistencies and ambiguities should be resolved. Given the different implications of requiring, or not requiring, that the requested bylaw apply to matters

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3 K. Gumbs et al., *Debunking the Myths Behind Voting Instruction Forms and Vote Reporting*, Corporate Governance Advisor at 5-6 (July/August 2013).

that are not explicitly enumerated in the Proposal and the election of directors, and the ambiguity as to exactly what can and cannot be done with voting instructions received from shareholders, it is impossible to fully understand what is being requested in the Proposal and how it would be implemented. As a result, the Proposal is impermissibly vague and indefinite so as to be inherently misleading, and if the Proposal were included in the 2014 Proxy Materials, the Company's shareholders voting on the Proposal would not have any reasonable certainty as to the actions or measures upon which they would be voting. Accordingly, the Proposal is excludable under Rule 14a-8(i)(3).

B. The Proposal Is False And Misleading.

As mentioned above, Rule 14a-8(i)(3) permits the exclusion of a shareholder proposal "[i]f the proposal or supporting statement is contrary to any of the Commission's proxy rules, including [Rule] 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." Rule 14a-9 provides that no solicitation shall be made by means of any proxy statement containing "any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading."

The Staff has consistently concurred with the exclusion of proposals under Rule 14a-8(i)(3) where the proposals contained inaccurate references that could mislead shareholders. For example, in *General Electric Co.* (avail. Jan. 6, 2009) the proposal requested that the company adopt a policy under which any director who received more than 25% in "withheld" votes would not be permitted to serve on any key board committee for two years. The action requested in the proposal was based on the underlying assertion that the company had plurality voting and allowed shareholders to "withhold" votes when in fact the company had implemented majority voting in the election of directors, and therefore did not provide a means for shareholders to "withhold" votes in the typical elections, and the Staff concurred that the proposal was false and misleading. *See also Duke Energy Corp.* (avail. Feb. 8, 2002) (permitting exclusion under Rule 14a-8(i)(3) of a proposal that urged the company's board to "adopt a policy to transition to a nominating committee composed entirely of independent directors as openings occur" because the company had no nominating committee); *General Magic, Inc.* (avail. May 1, 2000) (permitting exclusion under Rule 14a-8(i)(3) as false and misleading of a proposal that requested the company make "no more false statements" to its shareholders because the proposal created the false impression that the company tolerated dishonest behavior by its employees when in fact, the company had corporate policies to the contrary).

Similar to the precedents cited above, the Proposal is misleading because it includes an inaccurate reference that could mislead shareholders. Specifically, the Proposal requires the

Board to adopt an "enhanced confidential voting requirement," which suggests that the Company has an existing confidential voting requirement, when the Company does not. Accordingly, the Proposal is excludable under Rule 14a-8(i)(3) as false and misleading.

II. The Proposal May Be Excluded Under Rule 14a-8(i)(7) Because The Proposal Deals With Matters Related To The Company's Ordinary Business Operations.

The Company may exclude the Proposal pursuant to Rule 14a-8(i)(7) because it deals with matters relating to the Company's ordinary business operations. Rule 14a-8(i)(7) permits a company to omit from its proxy materials a shareholder proposal that relates to the company's "ordinary business" operations. According to the Commission's release accompanying the 1998 amendments to Rule 14a-8, the term "ordinary business" "refers to matters that are not necessarily 'ordinary' in the common meaning of the word," but instead the term "is rooted in the corporate law concept providing management with flexibility in directing certain core matters involving the company's business and operations." Exchange Act Release No. 40018 (May 21, 1998) (the "1998 Release"). In the 1998 Release, the Commission stated that the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting," and identified two central considerations that underlie this policy. As relevant here, the first is that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." *Id.*

While the Proposal is inconsistent as to when the requested bylaw would apply and ambiguous as to what type of restrictions on the availability of information the Proposal would require,[4] the Proposal operates broadly to restrict communications between the Company and its shareholders by restricting the use of additional proxy solicitations. Thus, instead of implicating any significant policy issue, the thrust and focus of the Proposal relates to the communications with, and solicitation of, its shareholders, which are matters that implicate the Company's ordinary business.

The Staff has recognized that shareholders proposals that are drafted so broadly as to impact a company's communications with shareholders on ordinary business matters are excludable under Rule 14a-8(i)(7). For example, recently in *Peregrine Pharmaceuticals, Inc.* (avail. July 16,

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[4] As noted *supra*, at note 3, the proxy voting information furnished to the Company by Broadridge in advance of an annual meeting does not identify a particular beneficial owner by name or by any other identifiers, such as account number or address.

2013), the proposal required the company to answer investor questions related to company operations on all public company conference calls in the manner specified in the proposal. In concurring with the exclusion of the proposal, the Staff noted that "the proposal relates to the ability of shareholders to communicate with management, board members and consultants during conference calls. Proposals concerning procedures for enabling shareholder communications on matters relating to ordinary business generally are excludable under rule 14a-8(i)(7)." *See also XM Satellite Radio Holdings Inc.* (avail. May 14, 2007) (Staff concurred with the exclusion of a shareholder proposal requesting that the board "impose a monetary fine upon the [c]ompany [o]fficer for failing to promptly respond to shareholder letters" and implement a shareholder response policy specified in the proposal, where the Staff noted that the proposal related to "procedures for improving shareholder communications"); *Advanced Fibre Communications, Inc.* (avail. Mar. 10, 2003) (Staff concurred with the exclusion of a proposal that requested the establishment of an "Office of the Board of Directors" to facilitate communication among non-management directors and shareholders, noting that the proposal related to "procedures for enabling shareholder communications"); *PeopleSoft, Inc.* (avail. Mar. 14, 2003) (same); *Jameson Inns, Inc.* (avail. May 15, 2001) (Staff concurred in the exclusion of a proposal urging the board to consider new ideas for improving shareholder communications as it related to "procedures for improving shareholder communications").

The Staff also has recognized that proposals attempting to restrict or regulate how and when a company solicits its shareholders implicate ordinary business matters. For example, in *General Motors Corp.* (avail. Mar. 15, 2004), a proposal requested that, if "GM solicits shareholder votes, below the threshold number for a report to the Securities and Exchange Commission that the company provide the same list with complete contact information to the proponents of the shareholder proposals which the GM solicitation targets." The Staff concurred that the proposal properly could be excluded under Rule 14a-8(i)(7) "as relating to General Motors' ordinary business operations (*i.e.*, provision of additional proxy solicitation information)." Likewise, in *The Boeing Co.* (avail. Feb. 20, 2001), the Staff concurred in the exclusion of a proposal that requested that any additional soliciting materials that the company distributed "must disclose: (1) the complete text for each shareholder resolution; and following the election disclose (2) funds the company spends on additional requests for shareholder votes." The Staff concurred in exclusion of the proposal "as relating to [the company's] ordinary business operations (*i.e.*, the presentation of additional proxy solicitation expenses in reports to shareholders)." *FirstEnergy Corp.* (avail. Feb. 26, 2001) (same).

The Proposal would restrict some of the most basic and neutral forms of communications between the Company and its shareholders prior to an annual meeting. For example, the Proposal allows the Company to monitor the extent of voting to determine a quorum, but would not permit the Company to use such information as a basis for asking shareholders to vote. As the Proposal seems to recognize, monitoring voting returns to determine whether a quorum will be achieved is one of the most basic and common company tasks with respect to an annual meeting. Likewise, Rule 14a-6(f) under the Securities Exchange Act of 1934 recognizes that communications which do no more than request that forms of proxy previously solicited be signed and returned are so basic that they need not be filed with the Commission. Nevertheless, because such a communication would constitute a "solicitation,"[5] it would be prohibited under the Proposal. The Proposal's application to such routine communications with shareholders in the context of uncontested proxy solicitations implicates the same general shareholder communications that rendered the proposals in *Peregrine Pharmaceuticals*, *General Motors* and the other precedent cited above excludable.

We recognize that the Staff has in the past treated proposals requesting adoption of a traditional confidential voting policy as implicating a significant policy issue, and therefore not excludable under Rule 14a-8(i)(7). However, the Proposal does not request adoption of a traditional confidential voting policy, but instead seeks "enhanced" standards that, as discussed above, relate to the Company's ordinary communications with, and solicitation of, its shareholders, thereby implicating ordinary business matters. The Staff has consistently concurred that, even if a proposal touches upon a significant policy issue, a proposal remains excludable under Rule 14a-8(i)(7) if it also implicates ordinary business matters. *See Apache Corp.* (avail. Mar. 5, 2008) (concurring in the exclusion of a proposal requesting the implementation of equal employment opportunity policies based on specified principles, where the Staff noted that "some of the principles relate to Apache's ordinary business operations"); *General Electric Co.* (avail. Feb. 10, 2000) (concurring in the exclusion of a proposal relating to the discontinuation of an accounting method and use of funds related to an executive compensation program as dealing with both the significant policy issue of senior executive compensation and the ordinary business matter of choice of accounting method); *Intel Corp.* (avail. Mar. 18, 1999) (concurring in the exclusion of a proposal recommending that the company implement an "Employee Bill of Rights" because there was "some basis for [the] view that Intel may exclude the proposal under [R]ule 14a 8(i)(7), as relating, in part, to Intel's ordinary business operations"); *Wal-Mart Stores, Inc.* (avail. Mar. 15, 1999) (concurring in the exclusion of a proposal requesting a report on Wal-Mart's actions to ensure it does not purchase from suppliers who manufacture items using forced labor, convict labor, child labor or who fail to comply with laws protecting employees' rights because "paragraph 3 of the description of matters to be included in the report relates to ordinary business operations"). Thus, because the Proposal applies broadly to communications that are

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[5] Rule 14a-1 defines "solicitation" to encompass "Any request for a proxy whether or not accompanied by or included in a form of proxy" and "Any request to execute or not to execute, or to revoke, a proxy."

part of a company's ordinary communications with its shareholders, the Proposal is excludable under Rule 14a-8(i)(7).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2014 Proxy Materials.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to shareholderproposals@gibsondunn.com. If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8671, or Sarah Dods, the Company's Senior Corporate Counsel, at (206) 266-3192.

Sincerely,



Ronald O. Mueller

Enclosures

cc: Sarah Dods, Amazon.com, Inc.
James McRitchie
John Chevedden

101657751.8

GIBSON DUNN

EXHIBIT A

James McRitchie

FISMA & OMB Memorandum M-07-16

Mr. Jeffrey P. Bezos, Chairman of the Board
Amazon.com, Inc. (AMZN)
410 Terry Ave North
Seattle WA 98109
Phone: 206 266-1000

Dear Mr. Bezos,

I hold stock in AMZN because I believe the company has unrealized potential, which can be unlocked by making our corporate governance more competitive. The cost of such reforms is low, especially compared to benefits.

My proposal is for the next annual shareholder meeting. I will meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. I hereby delegate John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on our behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding our rule 14a-8 proposal to John Chevedden

FISMA & OMB Memorandum M-07-16 at:

to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote. Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to ***FISMA & OMB Memorandum M-07-16***

Sincerely,



12/3/2013

James McRitchie — Date
Publisher of the Corporate Governance site at CorpGov.net since 1995

cc: David Zapolsky <David.Zapolsky@amazon.com>
Corporate Secretary
FX: 206-266-7010
Michael Deal <ir@amazon.com>
Sarah C. Dods <sdods@amazon.com>

[AMZN: Rule 14a-8 Proposal, December 4, 2013]

4* – Confidential Voting

Shareholders request our Board of Directors to take the steps necessary to adopt a bylaw that prior to the Annual Meeting, the outcome of votes cast by proxy on uncontested matters, including a running tally of votes for and against, shall not be available to management or the Board and shall not be used to solicit votes. This enhanced confidential voting requirement should apply to 1) management-sponsored or Board-sponsored resolutions seeking approval of executive pay or for other purposes, including votes mandated under applicable stock exchange rules; 2) proposals required by law, or the Company's Bylaws, to be put before shareholders for a vote (e.g., say-on-pay votes); and 3) Rule 14a-8 shareholder resolutions included in the proxy.

This enhanced confidential voting requirement shall not apply to elections of directors, or to contested proxy solicitations, except at the Board's discretion. Nor shall this proposal impede our Company's ability to monitor the number of votes cast to achieve a quorum, or to conduct solicitations for other proper purposes.

Management is able to monitor voting results and take steps to influence the outcome on matters where they have a direct personal stake such as such as ratification of stock options. As a result, a Yale Law School study concluded: "Management-sponsored proposals (the vast majority of which concern stock options or other bonus plans) are overwhelmingly more likely to win a vote by a very small amount than lose by a very small amount to a degree that cannot occur by chance."

This proposal should also be more favorably evaluated due to our Company's clearly improvable corporate governance performance as reported in 2013:

GMI Ratings, an independent investment research firm, was concerned with our executive pay – $17 million for Jeffrey Wilke plus a 36% potential stock dilution for shareholders. GMI rated our board D. Thomas Ryder (inside-related) had director duties on the boards of 4 companies plus he was on our audit committee – over-commitment concern. Mr. Ryder received our highest negative votes. Patricia Stonesifer (on our executive pay and nomination committees) and Tom Alberg (on our audit committee) had more than 16-years long-tenure. Director independence declines after 10 to 15-years.

In regard to labor practices a BBC investigation into a UK-based Amazon warehouse found conditions that a stress expert said could cause "mental and physical illness." Prof. Michael Marmot was shown secret filming of night shifts involving up to 11 miles of walking – where a worker was expected to collect orders every 33 seconds (Nov 24, 2013).

Amazon workers settled a dispute concerning unpaid time spent on security screenings. Defendants included Amazon.com, Amazon.com LLC and staffing agency SMX LLC. Plaintiffs claimed they were required to complete "lengthy" security screenings after punching out, which could take more than 10 or 15 minutes of unpaid time. (October 2013).

Returning to the core topic of this proposal from the context of our clearly improvable corporate performance, please vote to protect shareholder value:

Confidential Voting – Proposal 4*

Notes:
James McRitchie, ***FISMA & OMB Memorandum M-07-16*** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.
If the company thinks that any part of the above proposal, other than the first line in brackets, can be omitted from proxy publication based on its own discretion, please obtain a written agreement from the proponent.

*Number to be assigned by the company.
Asterisk to be removed for publication.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(l)(3) in the following circumstances:
>
> • the company objects to factual assertions because they are not supported;
>
> • the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
>
> • the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
>
> • the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
The stock supporting this proposal is intended to be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email **FISMA & OMB Memorandum M-07-16***

GIBSON DUNN

Gibson, Dunn & Crutcher LLP

1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Ronald O. Mueller
Direct: +1 202.955.8671
Fax: +1 202.530.9569
RMueller@gibsondunn.com

December 16, 2013

VIA OVERNIGHT MAIL
John Chevedden

FISMA & OMB Memorandum M-07-16

Dear Mr. Chevedden:

I am writing on behalf of Amazon.com, Inc. (the "Company"), which on December 4, 2013, received from you a shareholder proposal entitled "4* - Confidential Voting" for inclusion in the proxy statement for the Company's 2014 Annual Meeting of Shareholders (the "Proposal") pursuant to Securities and Exchange Commission ("SEC") Rule 14a-8.

The submission that you emailed to the Company included a letter, dated December 3, 2013, purportedly delegating you and/or your designee to forward the Proposal to the Company and to act on James McRitchie's behalf. However, Rule 14a-8 does not provide for a shareholder to delegate authority to submit a shareholder proposal to another person. Instead, Rule 14a-8 specifically provides that references throughout the rule to "you" mean "a shareholder." Accordingly, if Mr. McRitchie is the proponent of the Proposal, we believe that your submission does not satisfy Rule 14a-8, and Mr. McRitchie must submit the Proposal to the Company in accordance with the procedures set forth in Rule 14a-8 (including submitting proof of continuous ownership of Company stock for the one-year period preceding and including the date Mr. McRitchie then submits the Proposal to the Company).

If instead you are the proponent of the Proposal or in the event that a court or the SEC views the Proposal as having been validly submitted by Mr. McRitchie for purposes of Rule 14a-8, then please be advised that the Proposal contains certain procedural deficiencies as described below, which SEC regulations require us to bring to your attention.

Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), provides that a shareholder proponent (the "Proponent") must submit sufficient proof of continuous ownership of at least $2,000 in market value, or 1%, of a company's shares entitled to vote on the proposal for at least one year as of the date the shareholder proposal was submitted. The Company's stock records do not indicate that Mr. McRitchie or you are the record owner of sufficient shares to satisfy this requirement. In addition, to date we have not received proof that the Proponent has satisfied Rule 14a-8's ownership requirements as of the date that the Proposal was submitted to the Company.

To remedy this defect, the Proponent must submit sufficient proof of his continuous ownership of the requisite number of Company shares for the one-year period preceding and including the date the Proposal was submitted to the Company (December 4, 2013). As explained in Rule 14a-8(b) and in SEC staff guidance, sufficient proof must be in the form of:

(1) a written statement from the "record" holder of the Proponent's shares (usually a broker or a bank) verifying that the Proponent continuously held the requisite number of Company shares for the one-year period preceding and including the date the Proposal was submitted (December 4, 2013); or

(2) if the Proponent has filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting the Proponent's ownership of the requisite number of Company shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that the Proponent continuously held the requisite number of Company shares for the one-year period.

If the Proponent intends to demonstrate ownership by submitting a written statement from the "record" holder of the Proponent's shares as set forth in (1) above, please note that most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency that acts as a securities depository (DTC is also known through the account name of Cede & Co.). Under SEC Staff Legal Bulletin No. 14F, only DTC participants are viewed as record holders of securities that are deposited at DTC. The Proponent can confirm whether his broker or bank is a DTC participant by asking his broker or bank or by checking DTC's participant list, which may be available at either http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf or http://www.dtcc.com/~/media/Files/Downloads/client-center/DTC/alpha.ashx. In these situations, shareholders need to obtain proof of ownership from the DTC participant through which the securities are held, as follows:

(1) If the Proponent's broker or bank is a DTC participant, then the Proponent needs to submit a written statement from his broker or bank verifying that the Proponent continuously held the requisite number of Company shares for the one-year period preceding and including the date the Proposal was submitted (December 4, 2013).

(2) If the Proponent's broker or bank is not a DTC participant, then the Proponent needs to submit proof of ownership from the DTC participant through which the shares are held verifying that the Proponent continuously held the requisite number of Company shares for the one-year period preceding and including the date the Proposal was submitted (December 4, 2013). The Proponent should be able to find

> out the identity of the DTC participant by asking his broker or bank. If the Proponent's broker is an introducing broker, the Proponent may also be able to learn the identity and telephone number of the DTC participant through the Proponent's account statements, because the clearing broker identified on the Proponent's account statements will generally be a DTC participant. If the DTC participant that holds the Proponent's shares is not able to confirm the Proponent's individual holdings but is able to confirm the holdings of the Proponent's broker or bank, then the Proponent needs to satisfy the proof of ownership requirements by obtaining and submitting two proof of ownership statements verifying that, for the one-year period preceding and including the date the Proposal was submitted (December 4, 2013), the requisite number of Company shares were continuously held: (i) one from the Proponent's broker or bank confirming the Proponent's ownership, and (ii) the other from the DTC participant confirming the broker or bank's ownership.

In addition, under Rule 14a-8(b) of the Exchange Act, a proponent must provide the Company with a written statement that he or she intends to continue to hold the requisite number of shares through the date of the shareholders' meeting at which the Proposal will be voted on by the shareholders. If you are the Proponent, you must remedy this defect by submitting a written statement that you intend to continue holding the requisite number of Company shares through the date of the Company's 2014 Annual Meeting of Shareholders.

Moreover, Rule 14a-8(d) of the Exchange Act requires that any shareholder proposal, including any accompanying supporting statement, not exceed 500 words. The Proposal, including the supporting statement, exceeds 500 words. In reaching this conclusion, we have counted symbols such as dollar and percent signs as words and have counted numbers and acronyms as multiple words. To remedy this defect, the Proponent should revise the Proposal so that it does not exceed 500 words.

Finally, we note that the supporting statement accompanying the Proposal purports to summarize statements from GMI Ratings. The source for these assertions is not publicly available. In order that the Company can verify that the referenced statements are attributable to GMI Ratings and are not being presented in the supporting statement in a false and misleading manner, the Proponent should provide the Company a copy of the referenced report or other source for the statements obtained from GMI Ratings.

The SEC's rules require that any response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. The Proponent should address any response to me at Gibson, Dunn & Crutcher LLP, 1050 Connecticut Ave., N.W., Washington, D.C. 20036. Alternatively, you may transmit any response by facsimile to me at (202) 530-9569.

If you have any questions with respect to the foregoing, please contact me at (202) 955-8671. For your reference, I enclose a copy of Rule 14a-8 and Staff Legal Bulletin No. 14F.

Sincerely,



Ronald O. Mueller

cc: Sarah C. Dods, Senior Corporate Counsel, Amazon.com, Inc.
James McRitchie

Enclosures

FISMA & OMB Memorandum M-07-16

From: ***FISMA & OMB Memorandum M-07-16***
Date: December 17, 2013 at 8:38:38 PM PST
To: "Sarah C. Dods" <sdods@amazon.com>
Subject: Rule 14a-8 Proposal (AMZN) **gmi`**

Ms. Dods,
I hope this is useful in regard to GMI.
Sincerely,
John Chevedden
cc: James McRitchie

With regard to complimentary reports, we provide corporate issuers with 1 complimentary overview copy of our ESG and AGR reports for their company every 12-months upon request. The request must come directly from the corporation and we will only provide complimentary copies directly to corporate issuers, not their outside counsel. Corporate issuers interested in requesting a complimentary copy should be directed here: http://www3.gmiratings.com/home/contact-us/company-rating/ <http://www3.gmiratings.com/home/contact-us/company-rating/>

We always encourage corporate issuers and law firms to utilize one of our subscription options to GMI Analyst so they can efficiently monitor ESG and AGR data, events, ratings (the ratings are subject to change monthly and quarterly, respectively), and Key Metrics throughout the year. We have approximately 100 corporate issuers who subscribe to GMI Analyst and we work with many law firms (either within the law libraries or at the associate level) who utilize GMI Analyst as a ESG and forensic-accounting risk research product.

FISMA & OMB Memorandum M-07-16 **From:** ***FISMA & OMB Memorandum M-07-16***
Date: December 17, 2013 at 8:33:17 PM PST
To: "Sarah C. Dods" <sdods@amazon.com>
Cc: David Zapolsky <David.Zapolsky@amazon.com>
Subject: Rule 14a-8 Proposal (AMZN)``

Dear Ms. Dods,
Please see the attached Rule 14a-8 Proposal revision.
Sincerely,
John Chevedden

James McRitchie

FISMA & OMB Memorandum M-07-16

Mr. Jeffrey P. Bezos, Chairman of the Board
Amazon.com, Inc. (AMZN)
410 Terry Ave North
Seattle WA 98109
Phone: 206 266-1000

DEC. 17, 2013: REVISED AT COMPANY REQUEST

Dear Mr. Bezos,

I hold stock in AMZN because I believe the company has unrealized potential, which can be unlocked by making our corporate governance more competitive. The cost of such reforms is low, especially compared to benefits.

My proposal is for the next annual shareholder meeting. I will meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. I hereby delegate John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on our behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding our rule 14a-8 proposal to John Chevedden at:

FISMA & OMB Memorandum M-07-16

to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote. Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to ***FISMA & OMB Memorandum M-07-16***

Sincerely,



12/3/2013

James McRitchie — Date

Publisher of the Corporate Governance site at CorpGov.net since 1995

cc: David Zapolsky <David.Zapolsky@amazon.com>
Corporate Secretary
FX: 206-266-7010
Michael Deal <ir@amazon.com>
Sarah C. Dods <sdods@amazon.com>

[AMZN: Rule 14a-8 Proposal, December 4, 2013
Revised based on vague company request, December 17, 2013]

4* – Confidential Voting

Shareholders request our Board of Directors to take the steps necessary to adopt a bylaw that prior to the Annual Meeting, the outcome of votes cast by proxy on uncontested matters, including a running tally of votes for and against, shall not be available to management or the Board and shall not be used to solicit votes. This enhanced confidential voting requirement should apply to:

- Management-sponsored or Board-sponsored resolutions seeking approval of executive pay or for other purposes, including votes mandated under applicable stock exchange rules
- Proposals required by law, or the Company's Bylaws, to be put before shareholders for a vote (such as say-on-pay votes)
- Rule 14a-8 shareholder proposals included in the proxy

This enhanced confidential voting requirement shall not apply to elections of directors, or to contested proxy solicitations, except at the Board's discretion. Nor shall this proposal impede our Company's ability to monitor the number of votes cast to achieve a quorum, or to conduct solicitations for other proper purposes.

Management is able to monitor voting results and take steps to influence the outcome on matters where they have a direct personal stake such as such as ratification of stock options. As a result, a Yale Law School study concluded: "Management-sponsored proposals (the vast majority of which concern stock options or other bonus plans) are overwhelmingly more likely to win a vote by a very small amount than lose by a very small amount to a degree that cannot occur by chance."

This proposal should also be more favorably evaluated due to our Company's clearly improvable corporate governance performance as reported in 2013:

GMI Ratings, an independent investment research firm, was concerned with our executive pay – $17 million for Jeffrey Wilke plus a 36% potential stock dilution for shareholders. GMI rated our board D. Thomas Ryder, an inside-related director who received our highest negative votes, had director duties on the boards of 4 companies plus he was on our audit committee – over-commitment concern. Patricia Stonesifer (on our executive pay and nomination committees) and Tom Alberg (on our audit committee) had more than 16-years long-tenure. Director independence declines after 10 to 15-years.

An investigation by BBC into a UK-based Amazon warehouse found conditions that a stress expert said could cause "mental and physical illness." Prof. Michael Marmot was shown secret filming of night shifts involving up to 11 miles of walking – where a worker was expected to collect orders every 33 seconds (Nov. 24, 2013).

Amazon workers settled a dispute concerning unpaid time spent on security screenings. Defendants included Amazon.com, Amazon.com LLC and staffing agency SMX LLC. Workers claimed they were required to complete lengthy unpaid security screenings after punching out (October 2013).

Returning to the core topic of this proposal from the context of our clearly improvable corporate performance, please vote to protect shareholder value:

Confidential Voting – Proposal 4*

Notes:
James McRitchie, ***FISMA & OMB Memorandum M-07-16*** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.
If the company thinks that any part of the above proposal, other than the first line in brackets, can be omitted from proxy publication based on its own discretion, please obtain a written agreement from the proponent.

*Number to be assigned by the company.
Asterisk to be removed for publication.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
>
> • the company objects to factual assertions because they are not supported;
>
> • the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
>
> • the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
>
> • the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
The stock supporting this proposal is intended to be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email ***FISMA & OMB Memorandum M-07-16***



Post-it® Fax Note 7671	Date 12-18-13	# of pages ▶
To Sarah Dols	From John Chevedden	
Co./Dept.	Co.	
Phone #	Phone # ***FISMA & OMB Memorandum M-07-16***	
Fax # 201-266-7010	Fax #	

December 19, 2013

James McRitchie Roth IRA

FISMA & OMB Memorandum M-07-16

Re: Your TD Ameritrade account ending in ***FISMA & OMB Memorandum M-07-16***

Dear James McRitchie,

Pursuant to your request, this letter is to confirm that James McRitchie has continuously held 100 shares of Amazon Com Inc. (AMZN) common stock in his account ending in ***FISMA & OMB Memorandum M-07-16*** at TD Ameritrade since February 1, 2012.

DTC number 0188 is the clearinghouse number for TD Ameritrade and the above listed account.

If we can be of any further assistance, please let us know. Just log in to your account and go to the Message Center to write us. You can also call Client Services at 800-669-3900. We're available 24 hours a day, seven days a week.

Sincerely,

Veronica Tucker-Bernard

Veronica Tucker-Bernard
Resource Specialist
TD Ameritrade

This information is furnished as part of a general information service and TD Ameritrade shall not be liable for any damages arising out of any inaccuracy in the information. Because this information may differ from your TD Ameritrade monthly statement, you should rely only on the TD Ameritrade monthly statement as the official record of your TD Ameritrade account.

Market volatility, volume, and system availability may delay account access and trade executions.

TDA 5380 L 09/13

200 South 108th Ave.
Omaha, NE 68154

www.tdameritrade.com

From: ***FISMA & OMB Memorandum M-07-16***
Date: December 23, 2013 at 11:28:41 PM CST
To: "Sarah C. Dods" <sdods@amazon.com>
Subject: Method of Submittal Issue (AMZN) **mos'**

Dear Ms. Dods,
Although not believed to be necessary the attachment is provided as a special accommodation to the company. It is in response to the vague company letter based on a speculative theory.

Also a balanced reading of the company logic would mean that under rule 14a-8 – *no action requests by proxy* would no longer be permitted after decades of use.
Sincerely,
John Chevedden
cc: James McRitchie

James McRitchie

FISMA & OMB Memorandum M-07-16

Mr. Jeffrey P. Bezos
Chairman of the Board
Amazon.com, Inc. (AMZN)
410 Terry Ave North
Seattle WA 98109
Phone: 206 266-1000

Dear Mr. Bezos,

This is to respond to the company letter within the 14-days requested.
The rule 14a-8 proposal:
[AMZN: Rule 14a-8 Proposal, December 4, 2013]
4* – Confidential Voting
was submitted using a method in use for at least 15-years for rule 14a-8 proposals. This is to reconfirm the cover letter and proposal. I am the sole proponent of this proposal. This additional confirmation is believed unnecessary and is forwarded as a special accommodation for the company.

Sincerely,



12/19/2013

James McRitchie — Date
Publisher of the Corporate Governance site at CorpGov.net since 1995

cc: David Zapolsky <David.Zapolsky@amazon.com>
Corporate Secretary
FX: 206-266-7010
Michael Deal <ir@amazon.com>
Sarah C. Dods <sdods@amazon.com>